UNITED STATES
SECURITIES AND
EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):


[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-QSB    [           ] Form 10-D    [           ] Form N-SAR
[           ] Form N-CSR
For Period Ended: September 30, 2007
[           ]
Transition Report on Form 10-K
[           ]
Transition Report on Form 20-F
[           ]
Transition Report on Form 11-K
[           ]
Transition Report on Form 10-Q
[           ]
Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the
Commission has verified any information contained
herein.
If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the
notification relates:
PART I - REGISTRANT INFORMATION
ASCENSION ENERGY,
INC.
Full Name of Registrant
Not Applicable
Former Name if Applicable
3809 W Burbank Blvd.
Address of Principal Executive Office (Street and
Number)
Burbank, CA 91505
City, State and Zip Code
________________________________________

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
X
(a
)
The reason described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense




(b
)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form
10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and




(c
)
The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if
applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F,
11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition
report or portion thereof, could not be filed within the
prescribed time period.
The Registrant is unable to file its Quarterly Report on
Form 10-QSB for the period ended June 30, 2007 within
the prescribed time period without unreasonable effort
and expense due to the unavailability of certain
information that may materially affect the disclosure to
be contained in the Report.
PART IV - OTHER INFORMATION
(1)
Name and telephone number of person to contact in regard to this notification


Walter Reed
(877)
565-0515

(Name)
(Area Code)
(Telephone
Number)

(2)
Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940
during the preceding 12 months or for such shorter
period that the registrant was required to file such
report(s) been filed? If answer is no, identify
report(s).
[ x ] Yes [           ] No


(3)
Is it anticipated that any significant change in results
of operations from the corresponding period for the
last fiscal year will be reflected by the earnings
statements to be included in the subject report or
portion thereof?
[           ] Yes [ x ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


ASCENSION ENERGY, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by
the undersigned hereunto duly authorized.
Date: November 14, 2007
By:
/s/Walter Reed


WALTER REED

Title:
President